UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of registrant's name in English)

Rua Humberto de Campos, 425 - 8° andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **X** Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ___ No **X**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Date: February 26, 2002

By _____

Name: Marcos Grodetsky
Title: Director of Investor Re lations

TELEMAR

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(NYSE: TNE)

NON AUDITED FOURTH QUARTER AND FULL YEAR 2002 CONSOLIDATED RESULTS

TNE: Gross Revenue of R$ 16.1 billion (+18% yoy)

TMAR: Net Income of R$ 687 million (+133% yoy)

Oi: 1.4 million clients in just six months

TNL Participações
Market Value: R$10.5 billion
TNLP3: R$ 20.00
TNLP4: R$ 27.30
TNE: US$ 7.35/ADR (12/31/2002)



TNE
LISTED
NYSE

Telemar Norte Leste
Market Value: R$11.0 billion
TMAR3   ON: R$ 34.99
TMAR5 PNA: R$ 45.00
TMAR6 PNB: R$ 38.00

1. Overview of the Quarter

1. Operating Performance	Dec-02	Dec-01	Change
Lines Installed (LI) Mn	17.5	18.1	-3%
Fixed Lines in Service (LIS) Mn	15.1	14.8	2%
Wireless Subscribers	1.4	-	
UTI	86.4%	82.0%	4,4 pp
Digitalization	98.5%	97.1%	1,4 pp
Employees (wireline)*	9,441	15,056	-37%
Wireline Productivity *	1,604	984	63%

* Lines in Service / Full-Time Wireline Employees (excludes Contax and Oi)

2. Financial Performance	4Q02	4Q01	Change	FY02	FY01	Change
TNE- CONSOLIDATED						
Net Revenue – R$ Mn	3,226	2,733	18%	11,874	10,103	18%
EBITDA – R$ Mn	1,260	1,040	21%	5,290	3,558	49%
EBITDA Margin - %	39.1	38	1.1 pp	44.6	35	9,8 pp
Net Income (Loss) – R$ Mn	(101)	277	-136%	(416)	140	-396%
EPS (R$ / 1,000 Shares)	(0.27)	0.75	-136%	(1.11)	0.38	-392%
TMAR						
Net Revenue – R$ Mn	2,980	2,741	9%	11,496	10,133	13%
EBITDA – R$ Mn	1,399	1,067	31%	5,611	3,673	53%
EBITDA Margin - %	46.9	39	8.0 pp	48.8	36	12,6 pp
Net Income (Loss) – R$ Mn	502	104	382%	687	295	133%
EPS (R$ / 1,000 Shares)	2.08	0.43	382%	2.84	1.20	137%
Oi * *						
Net Revenue – R$ Mn	291			443		
EBITDA – R$ Mn	(128)			(303)		
Net Income (Loss) – R$ Mn	(377)			(728)		
ARPU Médio - R$	32			33		

** Oi's pre-operational revenues and expenses were fully capitalized and accounted for in the deferred asset, to be amortized in 10 years. 1H02 expenses totaled R$ 497 million (R$ 205 million operating and R$ 292 million financial) while revenues (handsets sales) totaled R$ 20 million

2. OPERATIONAL PERFORMANCE

2.1 TMAR

The wireline installed platform – LI – reached 17.5 million lines at the end of 4Q02, a 3% decrease over 4Q01, reflecting several initiatives taken in 2002 to optimise our installed capacity, in order to reduce infrastructure and maintenance costs.

The wireline plant in service – LIS – totalled 15.1 million lines at the end of 4Q02, a net addition of 325 thousand lines over the same period last year (up 2.2%). It is important to mention that business lines grew 4%, more than other lines. During 2002, the company activated a total of 2.3 million lines and disconnected 1.97 million lines, mostly for delinquency reasons.

Average lines in service grew from 13.6 million in 2001 to 15 million in 2002, showing a 10% increase in the period. From total lines in service at the end of 2002, some 70,000 were ISDN lines, providing faster dial up access to the Internet. At the end of 2002, there were 716,000 public phones, showing a 1% decrease over 2001, due to the optimisation of the public phone platform and need to relocate some units within our region.

The utilization rate of fixed lines installed – UTI – has been growing for four quarters, now reaching 86.4% by the end of 4Q02, 4.4 p.p. up from 4Q01 rate, as shown below (Exhibit 1):

Exhibit 1- Plant: LI, LIS and UTI



The digitalization rate of the local network reached 98.5% at the end of 4Q02**,** representing an increase of 1.4 p.p. over 4Q01. It is worth mentioning that in eight out of the sixteen states of Region 1, Telemar's network is already fully digitalized, which enables an expanded range of value added services, such as voice mail, call transferring, caller ID, call waiting, among others.

At the end of Dec/02, there were 850,000 lines blocked, down 10% from Dec/01, as a consequence of the Company's campaigns to educate clients about how to avoid the blockage.

The chart in Exhibit 2 reflects the ratio of blocked lines to total plant in service, which, at YE02, was 5.6%, versus 6.4% in the same period last year.

Exhibit 2 - Total Lines Blocked/Lines in Service



Blocked Lines (thousands)   ┼ % Blocked Lines/LIS

Of **total lines blocked** at the end of 4Q02, 63.6% were blocked for outgoing calls while 36.4% were totally blocked (both outgoing and incoming calls), a decrease from 4Q01 ratio of 40%. The number of lines blocked for outgoing calls also presented a reduction in absolute terms, of approximately 5%.

The Company disconnected 449,000 lines during 4Q02, a 41.4% reduction from 4Q01 figures, or only 3% of the average plant in service in the quarter (versus 5.2% in 4Q01).

Exhibit 3 - Lines Disconnected/ALIS



Disconnected Lines (Thousands)
┼ % Disconnected Lines/ALIS (Average Lines in Service)

Over the past few quarters, the Company has developed a marketing program to educate its clients on how to better control their bills.

2.2

At the end of 2002, the wireless subscriber base reached 1.4 million clients, showing an exceptional performance in only six months of operation. The monthly average subscriber number in the quarter was 869,000 (versus 278,000 in 3Q02). From total subscribers at the end of 4Q02, approximately 80% were using prepaid plans and 20% using post paid plans.

Given that the launch of products and a sales force dedicated to the corporate segment were available only at the end of the quarter, Oi ended 2002 with only 60,000 subscribers using corporate plans, which the Company expects to increase during 2003.

Exhibit 4 - Oi's Subscriber Base (thousands)



The growth of the subscriber base was strongly influenced by the success of market-segmented products – mainly "Oi Xuxa" for kids and "Oi MTV" for youth - which represented around 25% of total sales in 4Q02. These products also contributed to the record of 15 million short messages (SMS), only in December, of which 60% were billed.

At the end of the quarter, Oi had an estimated market share of approximately 9% in Region I, a market whose regional penetration reached approximately 17%. It is worth noting that Oi operated as a third player in the five sub-regional markets in 3Q02 and that a fourth player entered the market in 4Q02.

At the end of 2002, Oi's coverage reached nearly four hundred of the main cities in our Region, with 2,467 radio base stations, of which 1,496 owned sites and 971 sites shared with other operators. On the other hand, Oi shares 531 of its own sites.

By the end of 2002, Oi had international interconnection and roaming agreements with 64 operators, covering 42 countries (see item "5 - Quarter Highlights"), and in Brazil, with TIM (SMP) - GSM technology.

At the end of 4Q02, the average incoming MOU (Minutes of Use) per subscriber reached 91 minutes, 11% higher than in 3Q02, thanks to the year-end (Christmas and New Year) effect.

The wireless productivity (subscribers/employee) reached 1,656 at the end of 2002 (versus 624 in Sep/02), mainly due to the strong expansion of the customer base, with no major impact on Oi's headcount.

3. CONSOLIDATED RESULTS

3.1 Consolidated Gross Revenue

The year of 2002 was marked by important achievements for Telemar. As a result of the decision to anticipate the universalization targets set for 2003, established in the concession contracts, the Company started to operate, as of 3Q02, its wireless services (Oi) and its inter-regional and international long distance services.

These three new services enabled the execution of the company's strategy of recent years, and contributed R$ 557 million to the consolidated gross revenue increase in 2002, representing 6.5% of 2H02 revenue and 3.5% of the FY02 revenue.

The decision to anticipate the universalization targets, which demanded significant investments, has started to show the expected benefits. Management estimates that the new services being offered – including data services on a nationwide basis - should grow at a higher rate than the basic local voice service revenue, over the coming quarters.

The consolidated gross revenue totaled R$ 16,091 million in 2002, a 18% (or R$ 2,432 million) increase over 2001, due to the growth in local and intra regional long distance revenues, and also due to the revenues from the new services being offered. In 4Q02, gross revenue reached R$ 4,352 million, up 18% from 4Q01. The consolidated net revenue totaled R$ 3,226 million in the quarter, an 18% increase when compared with the same period last year. **In 2002, the accumulated net revenue grew 17.5% over 2001 figures, reaching R$ 11,874 million.**

It is important to mention that the Company has started to present, from this 4Q02 report, the "fixed-to-mobile services" revenue included in each main service line of the company, according to its source – local (VC1) and long distance (VC2/VC3). Also starting from this report, we split as a separate revenue line the "advanced voice services", which includes the 800/500/300 corporate services. For comparison purposes, we are presenting 2001 results in the same way.

The following table (Exhibit 5) shows the gross revenue breakdown in the period:

Exhibit 5

Gross Revenue - R$ Mn	4Q02	4Q01	Variation R$	%	FY02	FY01	Variation R$	%
Wireline	**4,034**	**3,683**	**351**	**10%**	**15,608**	**13,660**	**1,949**	**14%**
Local (includes VC1)	2,528	2,388	139	6%	9,852	8,793	1,059	12%
Long Distance (includes VC2/3)	595	438	157	36%	2,066	1,568	498	32%
Advanced Voice Services	54	67	(12)	-18%	260	178	82	46%
Public Phones	182	130	52	40%	669	570	99	17%
Additional Services	87	66	20	30%	303	258	45	17%
Network Usage	347	376	(28)	-8%	1,497	1,495	2	0%
Data	221	213	8	4%	906	787	119	15%
Other	20	5	15	308%	56	10	46	463%
Wireless	**318**	**-**	**318**	**-**	**483**	**-**	**483**	**-**
Total	**4,352**	**3,683**	**669**	**18%**	**16,091**	**13,660**	**2,432**	**18%**

When comparing the revenue composition of 2002 and 2001 – as can be seen in the following chart (Exhibit 6) - it is worth noting the increase of long distance share, the reduction in network usage as a percentage of total gross revenue and the wireless revenue already representing 3% of total consolidated revenue of 2002.



Exhibit 6

Following is the analysis of the revenue performance of each of the main services in the quarter.

3.1.1 Wireline Services

Local (monthly subscription, traffic, installation fees and fixed-to-mobile): Gross revenue reached R$ 2,528 million in 4Q02, a 5.8% increase over 4Q01. In 2002, this revenue totaled R$ 9,852 million (12% up from FY01) representing 61% of total wireline revenue in 2002 (64.4% in 2001). Following we highlight the performance of each local service revenue line:

➢ **Monthly subscription** revenue reached R$ 1,208 million in 4Q02, up 13.3% from 4Q01, mainly due to the average rate increase of 15% as of June/02. Accumulated in 2002, this revenue reached R$ 4,581 million, up 27% from 2001, mainly due to the growth of average plant in service (+10%) and the average rate increase in 2002.

➢ **Pulse-based traffic** revenue (local calls) reached R$ 597 million in 4Q02, a 12.5% increase over 4Q01, due to a rate increase as of June/02 (9.7%) and the local traffic growth in the period. This growth is a direct consequence of the marketing campaign showing the differences in rates and motivating the client to substitute fixed-to-mobile for fixed-to-fixed calls. During 2002, this revenue totaled R$ 2,247 million, a 11% increase over 2001, mainly caused by the growth of 5.5% in local traffic during the year, reaching 22,924 million minutes in 2002, and the average rate increase in 2002.

➢ **Installation Fees** reached R$ 25 million in the quarter, 64.8% down from 4Q01 figures, basically due to the reduction of lines activated in the period and the decrease in installation fees as of June/02. In FY02 this revenue totaled R$ 141 million, a 60.7% decrease over 2001.

➢ **Local Fixed-to-Mobile (VC1)** calls revenue reached R$ 665 million in the quarter (3.6% lower than 4Q01 figures), as a consequence of the marketing campaign to educate clients to better control their telephone expenses, and stimulate higher use of fixed-to-fixed service.

In 2002, this revenue totaled R$ 2,754 million, a 2.7% increase over the previous year, due to the rate increase as of Feb/02, partly compensated by the traffic decrease in the period, which totaled some 5.9 billion minutes in 2002.

Long Distance (intra and inter-regional, international and fixed-to-mobile): The year 2002 was key for the expansion of this service, with the entry of Telemar into new segments and new regions of this business.

We have registered consistent market share gains, month over month, in the inter-regional segment, since Jul/02. This performance has been leveraged on our leadership in the intra regional segment, allowing our clients to use one single pick code for all of their long distance calls, as well as promotional plans like "31 Amigo" (lower rates on calls to a specific number), the "3+1" campaign (with the fourth minute free) and plans with discounts based on traffic volume for the corporate segment.

Long distance service revenue reached R$ 595 million in 4Q02, a 35.9% growth over 4Q01 figures.

In 2002, this revenue totaled R$ 2,066 million, showing a 31.7% increase over 2001, representing 13.2% of the wireline revenue, up from 11.5% in 2001, due to the strong growth in the intra regional segment and the new revenues arising from our entrance, as of 3Q02, in the inter-regional and international segments.

The quality of the service also improved in 2002: the ratio of DLD completed calls reached 68% by year end (64.6% by 2001YE).

During the year, the Company implemented several customer loyalty plans to solidify its position in the long distance, data and corporate businesses.

Following is the performance of each segment:

➢ **Intra and interstate (Region 1):** in the quarter, this revenue reached R$ 416 million, a 30.4% increase over 4Q01, due to the 11% traffic growth in the period and the average rate increase as of June/02. The estimated market share at the end of 2002 was 75%. In FY02, this revenue totaled R$ 1.511 million, up 36.2% from FY01, due to the rate increase in the period and the 19% traffic increase, which totaled 7,546 million minutes. We estimate an intra-regional traffic increase of 10% in 2002.

➢ **Inter-regional** service revenue reached R$ 41 million in 4Q02, totaling R$ 59 million in the first six months of operations. At 2002YE, we estimate that we have sequentially grown according to the approved business plan.

➢ **International** long distance service reached a revenue of R$ 13 million in 4Q02, accumulating R$ 15 million in 2002. This service is being operated by Oi, which holds the international long distance service license issued by the regulatory agency.

➢ **Fixed-to-Mobile (VC2/VC3)** service revenue was R$ 125 million in 4Q02, a 5.5% increase over 4Q01, mainly due to the rate increase as of Feb/02. This revenue totaled R$ 482 million, in 2001, with an 5% increase over 2001.

Advanced Voice Services (800/300/500): showed a revenue of R$ 54 million in 4Q02, which was 18% lower than 4Q01 figures, due to the phasing out, as of Jul/02, of the pass-through from a long distance operator, of its "800" local service revenue. Excluding such effect, advanced voice services revenue in 4Q02 was 16% higher than in the same period of 2001. On the other hand, some R$ 4 million of this revenue was added by Oi's operations in regions II and III – based on the license issued by Anatel.

In 2002, this revenue totaled R$ 260 million, showing a 46% increase over 2001, as a result of new contracts signed during the year, including the one with the TV group, Rede Globo, for interactive shows such as "Big Brother Brasil" and "Fame".

Public Telephone (PT): Gross revenue was R$ 182 million in 4Q02, with a 40% increase over 4Q01, partly affected by the inclusion of discounts applied to the gross revenue, which took place only as of 2Q02, and which had no impact on net revenue. Excluding this effect, the increase would be 31% year over year, influenced by an increase of card sales in the period and a card unit rate increase as of June/02, together with a high use of the Company's pick code ("31") for completion of DLD calls originated in public phones.

In 2002, this revenue reached R$ 669 million, up 17.3% from 2001, or 8.6% after excluding the accounting effect above mentioned.

Additional Services: Gross revenue was R$ 87 million in 4Q02, a 30.5% increase over 4Q01, due to the increasing sales of value added services (voice mail, caller ID, call forwarding, call waiting, etc.). In 2002, additional services revenue reached R$ 303 million, up 17.3% from 2001. From this total, R$ 145 million are related to the sales of value added services (up 73.8% yoy), R$ 73 million are related to "102" information services (up 19.6% yoy) and R$ 66 million from "address change and telephone system reconfiguration services" (down 20.4% yoy).

Network Usage: Gross revenue was R$ 347 million in 4Q02, a 7.6% decrease over 4Q01. This decrease is explained by two factors: (i) the growth of the Company's market share in the intra regional long distance market; (ii) other long distance service providers investing in their own network, increasing their points of presence in our region, thereby reducing the demand for the use of Telemar's network.

In December/02, the regulatory agency authorized a 1.65% and a 5.02% increase in the local (TU-RL) and long distance (TU-RIU) network usage rates, respectively. However, TMAR refuted the authorized increase, which is lower than what is agreed in our concession contract (full IGP-DI less the productivity factor). In a legal dispute, the Company is claiming its right to fully increase its interconnection rates based on IGP-DI for the period from Jul/01 to Nov/02.

This revenue totaled R$ 1,497 million in 2002, flat in relation to 2001, also due to the above mentioned factors.

Data Transmission: Gross revenue was R$ 221 million in 4Q02, a 4% increase over 4Q01. This revenue accumulated to R$ 906 million in 2002, showing a 15% increase over 2001 figures. This annual revenue growth is higher than the annual growth projected by institutions such as The Yankee Group which projected, on its Dec/02 quarterly report, a growth of 9.6% for the Brazilian data market in 2002.

The data services performance was impacted by the reduction of revenues from leased lines to other operators (EILD) and to corporate clients (ADSL/DSL), which have shown a combined R$ 152 million revenue in 4Q02 and R$ 649 million in FY02, which represents a 6.3% decrease quarter over quarter (4Q02/4Q01) and a 4.7% increase yoy. This weak performance reflects a price reduction in 2002, given the stronger competition in this segment, and also the increasing deployment, by long distance and wireless operators, of their own transmission lines.

With regard to the more specialized data segment, such as IP services, switching packet services, Frame-Relay and ADSL, which has been a special focus of management's attention, the R$ 69 million revenue in 4Q02 was up 36.6% yoy, while the accumutaled revenue of R$ 257 million in FY02, increased by 53.3% over FY01. Revenues from "Velox" (ADSL) increased to R$ 33 million in FY02 (R$ 7 Million in FY01), backed by the growth to around 50,000 lines in service, coming from 9,000 lines at 2001YE.



3.1.2 Wireless Services

The wireless services kept on growing strongly in the quarter, with a gross consolidated revenue of R$ 318 million (being 242 from handset sales) and representing 7.3% of the total consolidated revenue in the quarter.

When analyzing Oi's stand-alone performance, gross revenue in the quarter was R$ 366 million. The difference between this figure and the consolidated one refers mainly to part of the network usage revenue (interconnection) received from TMAR (around R$ 30 million).

When comparing with 3Q02, gross revenue grew 100%, backed by the huge increase in the average subscriber base (869,000 in 4Q02, versus 278,000 in 3Q02). The remuneration for the use of the wireless network totaled R$ 51 million in 4Q02. Other revenues came from outgoing calls (R$ 27 million); monthly subscriptions (R$ 17 million); domestic and international roaming by both Oi clients and clients of other operators in Oi region (R$ 7 million) and from additional services – mainly SMS (R$ 4 million).

The international long distance service reached R$ 12 million in 4Q02. In addition, Oi had a gross revenue of R$ 4 million from advanced voice services (800/300) being offered, since November/02, in Regions II and III. Both these services – international (Region I) and advanced voice (Regions II and III) - are being offered based on the license held by Oi to operate these services, which were included in the SMP license acquired in February/01.

In 4Q02, the average revenue per user (ARPU) was R$ 32 (11% down from 3Q02). This reduction is due to the strong plant expansion in the subscriber base in December/02, not yet reflected in terms of traffic – and ARPU - in 4Q02. The average ARPU in the first six months of operations was R$ 33.

Oi was able to keep the subscriber acquisition cost in line with 3Q02, in spite of the strong competition and significant growth achieved in 4Q02. This cost includes handset subsidies, distribution channels, sales commission, activation fee (Fistel), marketing and sales (including personnel).

The company has started to adopt the capitalization of subsidy expenses (post-paid clients) and the Fistel activation fee (post and pre-paid clients). This criteria is in accordance with international wireless operators best accounting practices. The subsidies to post-paid handsets will be capitalized, with monthly amortization over a period of 12 months, which is the contractual term between the client and the company (with a R$ 300 fine – pro rata - if the client cancels the contract before 12 months). The expenses from the Fistel fee will also be amortized monthly, over a 24-month period, which is shorter than the average retention period of a subscriber by most Brazilian wireless operators.

In 2002, R$ 69 million were capitalized as handset subsidies, and R$ 34 million as Activation Fee ("Fistel"), of which R$ 2 million were capitalized in 2Q02, R$ 29 million in 3Q02 and R$ 72 million n 4Q02.

3.2 Consolidated Costs and Operating Expenses (ex-depreciation)

Consolidated costs and operating expenses (ex-depreciation) amounted to R$1,966 million in 4Q02, a 16.2% or R$ 274 million increase over 4Q01 figures. Especially noteworthy was the significant reduction in costs achieved by TMAR during the period (-5.6%), as a result of rigorous cost control and substantial growth in productivity of the Company during this time.

In 2002, costs and operating expenses reached R$ 6,584 million, showing almost no variation compared to 2001 figures (R$ 6,585 million). Once again, the wireline operations (TMAR) registered exceptional performance in 2002, with a 9% cost reduction during the year, due to the above-mentioned factors.

The following table (Exhibit 7) shows the costs and operating expenses breakdown for the main subsidiaries and the consolidated statement:

Exhibit 7	4Q01		4Q02			FY02	FY01
R$ Mn	TMAR	TNE*	TMAR	Oi	TNE*	TNE*	
Costs and Operating Expenses	**1,675**	**1,692**	**1,581**	**419**	**1,966**	**6,584**	**6,545**
Interconnection	601	572	601	22	587	2,369	2,335
Cost of Services Provided	434	523	*493*	*295*	*838*	2,420	1,735
Personnel	98	155	68	3	120	440	525
Third Party Services	236	228	253	26	289	932	706
Materials	68	69	40	240	277	621	263
Rent / Insurance	28	67	125	34	152	391	220
Other	4	4	6	(9)	0	36	20
Selling Expenses	384	321	*346*	*103*	*358*	1,244	1,374
Personnel	41	42	42	7	50	173	167
Third Party Services	138	65	151	63	112	293	229
Marketing	41	49	27	31	63	139	180
Materials	2	2	4	(0)	9	17	7
Rent / Insurance	3	3	1	1	2	5	11
Other	0	0	0	0	0	1	1
Provision for Doubtful Accounts	160	159	120	2	122	616	778
General and Administrative Expenses	222	238	*224*	*26*	*256*	796	733
Personnel	74	76	48	7	59	188	213
Third Party Services	111	123	125	17	143	438	384
Management Fee	14	14	15	-	15	58	51
Materials	8	8	4	-	5	14	16
Rent / Insurance	15	17	15	1	16	56	61
Other	1	1	19	0	18	42	8
Other Operating Expenses (Income), Net	**33**	**39**	**(83)**	**(26)**	**(73)**	**(245)**	**369**

* TNE Consolidated - accounts for eliminations of intercompany transactions.

Following is the analysis of the main changes in costs and expenses, year over year:

Interconnection costs were 2.6% (R$ 15 million) lower in 4Q02, when compared to 4Q01 figures. In fiscal year 2002, such costs totaled R$ 2,369 million. (up 1.5 % from FY01).
The performance of interconnection costs was directly associated with the contraction of fixed-to-mobile traffic in the period, as already described in the revenue section of this report.

The interconnection costs represented 20.0% of 2002 consolidated net revenue, versus 23.1% in 2001.

Cost of Services (ex-interconnection) totaled R$ 838 million in the quarter – up R$ 315 million from 4Q01, of which R$ 268 million were related to Oi (R$ 295 million before elimination of inter-company transactions), showing a 60% increase over 4Q01.

In 2002, these costs reached R$ 2,420 million, an increase of 39.5% (or R$ 685 million) from 2001. Oi contributed R$ 509 million (R$ 544 million before elimination of inter-company transactions) to this number.

The main drivers of costs year over year were the following:

➢ **Third-Party Services,** showed an increase of R$ 61 million in 4Q02, vs 4Q01, primarily driven by the growth in network maintenance expenditures, mainly related to our wireless start-up operations.

➢ **Materials,** showed an increase of R$ 208 million in 4Q02 over 4Q01, due to the handset costs at Oi, which totaled R$ 240 million. The wireline business presented a reduction of R$ 29 million in the same period.

➢ **Rental and Insurance** increased R$ 85 million over 4Q01, due to the lease of sites for installation of Oi Radio Base Stations as well as higher expenses from line rentals and right of way fees to government agencies.

Selling Expenses reached R$ 358 million in 4Q02, with an 11.5% (R$ 37 million) increase over 4Q01. Oi was responsible for R$ 93 million (R$ 103 million before elimination of intercompany transactions), and the restructuring of the retail/corporate/wholesale businesses, with a greater focus on customer service and active sales efforts.

Bad Debt was the main driver of reduction in selling expenses (-R$ 37 million), a segment which has been showing a reduction since 2Q02. In 4Q02, bad debt represented 2.8% of total gross revenue, versus 4.3% in 4Q01. In 2002, this ratio was 3.8%, with a strong decrease from 2001 levels (5.7% of gross revenue). At Oi, the bad debt ratio reached 0.3% of gross revenue in 2002, basically derived from contracts with our dealers.



Exhibit 8 - Bad Debt - % Gross Revenue

In 2002, a new division of billing and collection was created, with a nationwide focus on key accounts, mainly in the retail, corporate, wholesale, long-distance, and small and medium enterprise segments. With the creation of this division, the Company was able to conduct a more detailed analysis of the customer claims and thus successfully reach a higher number of agreements.

Additionally, the educational campaigns implemented by the Company translated in 4Q02 into a significant collection of receivables that were more than 150 days past due (fully provisioned).

Other items that affected selling expenses in the period were the following:

➢ **Third-Party Services** went up 72% (R$ 47 million) from 4Q01, as a result of wireless expenses (R$ 16 million in commissions to dealers, R$ 12 million in logistic expenses and R$ 6 million in outsourced personnel).

➢ **Marketing Expenses** showed an increase of R$ 14 million from 4Q01. Wireless expenses were R$ 31 million in 4Q02 mainly related to brand consolidation, client loyalty programs and new product launches. In contrast, TMAR was able to reduce its marketing expenses by (-R$ 14 million over 4Q01).

General and Administrative Expenses (G&A) increased by R$ 18 million (8%) in 4Q02 in relation to 4Q01, of which R$ 9 million was due to consultancy expenses at Oi, R$ 5 million related to IT expenses and R$ 5 million on public services (mainly post), as of 3Q02. In 2002, G&A expenses totaled R$ 796 million, an 8.5% increase over 2001.

Other Operational Expenses (Revenues) in 4Q02, presented revenue of R$ 73 million, compared to an expense of R$ 39 million in 4Q01 mainly as the result of higher contingency provisions in the period. The most significant revenues in the quarter came from expenses recovered (+ R$ 106 million), as follows:
➢ Reversion from provisions related to an old Telemar employees' pension fund due to its incorporation to the Company's ongoing pension fund (+ R$ 30 million);

➢ Non-recurring value-added tax (ICMS) recovery (+ R$ 28 million) related to some inputs used in the production chain, in order to avoid double taxation;
➢ Recognition of credits related to Finsocial (+ R$ 17 million);
➢ Recovery of general expenses (+ R$ 12 million).

In 2002, the balance of other operational expenses and revenues was positive by R$ 245 million, due to the various recoveries mentioned above, in addition to the R$ 153 million recovered from the Sistel Pension Fund, as reported in 1Q02. In 2001, the balance of this account was negative by R$ 369 million, mainly due to the provisions and other non-recurring expenses incurred in in 3Q01 (R$ 407 million), in connection with the incorporation of the state wireline operators by TMAR.

Personnel expenses in 4Q02 showed a 16% decrease (R$ 45 million) over 4Q01 figures. In 2002, these expenses totaled R$ 801 million, 12% lower than 2001.

The Company ended 2002 with 28,736 employees – a 5% increase over 2001YE. It is important to note that 64% of the Company's headcount is employed at Contax, our call and contact center business – a highly labor-intensive activity. Actually Contax increased its headcount from 11,981 to 18,449 employees year over year, due to the strong expansion of its activities in 2002, when it increased its telephone operator positions from 4,948 to 7,337 and grew its revenues by 45%. See further information about Contax in Item 5 – Main Events of the Quarter.

The largest headcount reduction (37%) in 2002 was carried out in the wireline business, mainly due to the completion of the Universalization Targets Anticipation Plan.

Oi increased its headcount by 412 employees in 2002, due to the fact that it started operations during the year.

During 4Q02, personnel expenses increased by R$ 27 million in relation to 3Q02, R$ 12 million of which were related to layoff payments at TMAR and the remaining balance responded to an increase in the Contax headcount (+2,598 employees).

Exhibit 9

Employees	Dec-02	Sep-02	Jun-02	Mar-02	Dec-01
TNE/TMAR	9,441	10,623	10,921	11,889	15,056
Oi	846	804	663	570	434
Contax	18,449	15,851	11,594	10,397	11,981
Total	**28,736**	**27,278**	**23,178**	**22,856**	**27,471**

The wireline productivity ratio, measured by the number of lines in service per full-time employee, reached 1,604 at the end of 4Q01, a 63% increase over YE01, showing a steady improvement over the past several quarters. Since December 1998, this ratio increased nearly five times, from 323 to the current level of 1,604 LIS/employee.



Exhibit 10 - Wireline Productivity - LIS/Employee

Following we breakdown by costs and expenses quarter over quarter and yoy:

Exhibit 11	4Q01		4Q02			FY02	FY01
Costs and Operating Expenses - R$ Mn	TMAR	TNE*	TMAR	Oi	TNE*	TNE*	
Interconnection	601	572	601	22	587	2,369	2,335
Personnel	213	274	158	17	229	801	906
Third Party Services	485	416	529	106	544	1,663	1,320
Materials	77	78	48	240	290	652	286
Rent / Insurance	46	87	140	37	170	451	293
Other	5	5	25	(9)	19	80	29
SubTotal	**1,427**	**1,432**	**1,501**	**412**	**1,839**	**6,016**	**5,167**
Marketing	41	49	27	31	63	139	180
Provision for Doubtful Accounts	160	159	120	2	122	616	778
Management Fee	14	14	15	-	15	58	51
Other Expenses (Income), Net	33	39	(83)	(26)	(73)	(245)	369
Total	**1,675**	**1,692**	**1,581**	**419**	**1,966**	**6,584**	**6,545**

* TNE Consolidated - accounts for eliminations of intercompany transactions.

3.3 CONSOLIDATED EBITDA totaled R$ 1,260 million in 4Q02, a 21.1% increase over 4Q01 figure. EBITDA margin reached 39.1% in 4Q02, compared with a 38.1% margin in 4Q01.

The EBTDA growth in the quarter reflects the increase in Net Revenue in the quarter together with a continuous cost control and better operational efficiencies, resulting from the consolidation of the fixed line subsidiaries.

TMAR`s EBITDA margin was 46.9% in 4Q02. Oi registered a negative EBITDA margin of -44.1%, which had an impact of eight percentage points on the consolidated EBITDA margin.



For FY2002, EBITDA reached R$ 5,290 million, a 48.7% increase over FY2001. FY2002 EBITDA margin was 44.6%.

For TMAR FY2002 EBITDA was R$ 5,611 million, with a 48.8% margin. Oi contributed a negative EBITDA of R$ 303 million, with a negative margin of 68.5%. Contax registered a R$ 19 million EBITDA, showing an 8.8% margin.

The following table shows the adjusted EBITDA between 1998 and 2002:



3.4 DEPRECIATION AND AMORTIZATION totaled R$ 981 million in 4Q02, a 39.0% increase over 4Q01.

In 2002, the total depreciation and amortization was R$ 3,863 million, a 32% increase over 2001. This increase was due to the high number of acquisitions of fixed assets during the second half of 2001 in relation to the year ago period (+198.2%), related to the Targets Anticipation Plan.

It should be noted that in 2002, a final negative balance of R$ 169 million was registered in the goodwill amortization account, mainly related to the capital increase of Telerj.

Quarter over quarter, the increase was only 0.6%, due to Oi's higher depreciation expenses. The decrease of R$ 20 million in wireline depreciation (TMAR) was the result of certain assets reaching the end of their useful life.

The following table (Exhibit 14) shows the depreciation and amortization expenses breakdown for the period:

* Includes License Amortization

Exhibit 14

Depreciation & Amortization	4Q02	3Q02	4Q01	FY02	FY01
Wireline	**907**	**927**	**705**	**3,741**	**2,926**
Depreciation	864	883	808	3,567	2,928
Goodwill Amortization	42	42	42	168	168
Negative Goodwill Amortization	2	3	(144)	6	(169)
Wireless	**74**	**48**	**-**	**122**	**-**
Depreciation*	47	32	-	78	-
Amortization of Deferred Exp.	27	16	-	44	-
Total (R$ Mn)	**981**	**975**	**705**	**3,863**	**2,926**

3.5 NET CONSOLIDATED FINANCIAL RESULT in 4Q02 consisted of a financial expense of R$ 409 million, about 52.4% less than the R$ 859 million recorded in 3Q02.

In the quarter, the principal items affecting the net Financial Result were the following:

Financial Revenues of R$ 75 million, R$ 88 million less than in the previous quarter, mainly due to the devaluation of the real during the period;

The negative balance of "interest on ST investments", in 4Q02, was due a realocation of R$ 59 million, related to exchange variations, to "other financial revenues" in the period.

Financial Expenses of R$ 484 million, almost R$ 537 million lower than in 3Q02 (-52.6%). The main items which affected this line were the following:

➢ R$ 181 million of interest on loans, a R$ 6 million increase over 3Q02 figures;

➢ R$ 61 million in banking fees and commissions, including CPMF, R$ 37 million less than those incurred in 3Q02. This reduction reflected the additional R$ 41 million expense in 3Q02 corresponding to a complementary provision of CPMF;

➢ R$ 116 million as additional taxes - PIS and Cofins, showing a R$ 32 million increase over 3Q02 figures, due to the updating of IOF provisions for various financial operations and charges relating to Interest on Capital;

➢ R$ 23 million in monetary and exchange variations on loans and financing, net of swap gains – including interest costs (CDI based) on swap operations, of R$ 280 million - versus a R$ 556 million loss in 3Q02 (with a reduction of R$ 579 million in these expenses, quarter over quarter).

The company decided to anticipate the financial liquidation of part of the R$ 106 million gains from call spread options set to expire in 1H03 in the amount of R$ 38 million. The remaining R$ 68 million will be registered in the 1Q03 results, as long as the exchange rate stays above the strike price of R$2.89/US$.

At Feb 25, 2003, the exchange rate was R$ 3.60/US$.

Exhibit 15

Financial Revenue (R$Mn)	4Q02	3Q02	4Q01	FY02	FY01
Interest on Short Term Investments	(44)	114	61	140	177
Interest on overdue accounts	20	20	28	80	90
Interest and monetary variations on loans with subsidiaries	3	8	347	118	346
Other	96	20	89	164	208
Total	**75**	**163**	**525**	**502**	**821**
Financial Expenses (R$Mn)					
Interest on loans	(181)	(175)	(75)	(579)	(237)
Monetary and Exchange Variations	779	(2,471)	515	(2,628)	(159)
Currency Swap Result	(756)	1,915	(544)	1,675	(267)
Interest on Capital	(668)	-	(153)	(668)	(153)
Reversion of Interest on Capital	668	-	153	668	153
Amortization of Options Premium	(11)	(10)	(64)	(73)	(95)
Banking Fees (including CPMF)	(61)	(98)	(22)	(206)	(120)
Interest on Debentures	(67)	(61)	(139)	(245)	(139)
Monetary Atualization of Dividens and IOC	-	0	(7)	(6)	(8)
Monetary Atualization of Provisions for Contigencies	(54)	(35)	(81)	(133)	(99)
PIS, Cofins and IOF over financial revenue	(116)	(84)	(24)	(239)	(61)
Other	(17)	(3)	3	(29)	(80)
Total	**(484)**	**(1,021)**	**(438)**	**(2,463)**	**(1,265)**
Net Financial Result	**(409)**	**(859)**	**87**	**(1,961)**	**(444)**

3.6 EMPLOYEE PROFIT SHARING

The Company practices a management model whose annual cycle is based on strategic planning. From this planning process come the various directives, which inform the development of revenue and expense budgets, investment plans and quality targets.

The budget is elaborated in a matrix-based method, which involves the participation of the entire Management Team of the Company, totaling approximately 800 people.

As part of the annual budget, the critical goals are translated into Action Plans and Control Items, and are delegated to each operating unit of company, its Directors, Managers, and Coordinators.

The fulfilment of the goals are analysed monthly on all levels of the organization through Evaluation meetings.

All employees participate in the Profit Sharing Program, developed based on the delegation of the Directives, and which has as its principal component the return on invested capital (EVA) and the recuperation of the cash level. The executive program also includes individual professional goals.

In 4Q02, the company registered provisions for Employee Profit Sharing in the amount of R$98 million, totaling R$131 million in 2002.

3.7 NET INCOME (LOSS) – The Company recorded a consolidated net loss of R$ 101 million in the quarter – (R$ 0.27) per thousand shares, versus a net loss of R$ 277 million in 4Q01 – (R$ 0.75) per thousand shares.
On the other hand, TMAR registered a net income of R$ 502 million in 4Q02, accumulating to R$ 687 million net income in FY02 (R$295 million in 2001).

The major driver of net results during the quarter was the financial performance of Oi, given the expenses incurred during the initial stage of operations, also influenced by the rapid growth in the Company´s client base during the period.

For FY2002, net loss was R$ 416 million, against a net income of R$ 140 million in 2001. The principal factors contributing to this result were the increase in financial expenses, which totaled R$ 1,198 million, due to financial charges from the increased debt load of the Company, monetary correction of provisions for contingencies and taxes on financial operations, in addition to the expenses incurred during the startup of Oi, whose net loss was of R$ 728 million in the period (R$ 602 million after eliminations of intercompany transactions).

4.0 BALANCE SHEET ANALYSIS

ACCOUNTS RECEIVABLE, net of a R$ 331 million provision for doubtful accounts, reached R$ 2,725 million at the end of 4Q02, showing a 27% or R$ 579 million increase over the year before. Quarter over quarter, the increase was R$ 102 million, mainly due to the contribution of Oi, whose accounts receivable grew by R$ 171 million during 4Q02, corresponding to invoices not yet due from handset dealers. TMAR`s accounts receivable decreased by R$ 14 million quarter over quarter.

OTHER ASSETS (CURRENT ASSETS)
In the quarter, the change in "Other Assets - Prepaid Expenses" should be noted. This account had a balance of R$ 179 million at 2002 year end, with a R$ 82 million increase over previous quarter. This increase was specifically related to the capitalization of handsets subsidies in the amount of R$ 69 million and of Fistel activation fees.

DEBT – Total Debt at the end of 2002 was R$ 10,774 million, of which 68.8% was denominated in foreign currencies, 88.7% of which was hedged. Of the total debt, 16.4% was short term (R$ 1,769 million, including Pegasus).

The Company's liquid assets, at the end of the year (R$ 1,654 million) corresponded to 93.5% of its short-term debt.

Exhibit 16

Debt R$ Mn	4Q02	3Q02	2Q02	1Q02	4Q01
Total Debt	**10,774**	**10,389**	**9,700**	**9,361**	**8,938**
Short Term	1,769	1,328	1,220	1,424	1,388
Long Term	9,006	9,062	8,481	7,937	7,549
(-) Cash	**(1,513)**	**(1,229)**	**(573)**	**(1,044)**	**(1,234)**
(-) Long Term Financial Investments	**(141)**	**(154)**	**-**	**-**	**-**
(=) Net Debt	**9,121**	**9,006**	**9,128**	**8,317**	**7,703**

The Company's net debt, at the end of 4Q02, reached R$ 9,121 million, 1.3% higher than the R$ 9,006 million net debt recorded at the end of the previous quarter.

It should be pointed out that the increase in net debt during the fourth quarter was entirely due to the acquisition of Pegasus, mainly due to an assumed debt of R$ 398 million and the initial payment of R$ 50 million.

The R$ 141 million in hedging instruments with over one-year maturity (with full liquidity in the market) was part of the Company's hedging policy for its foreign currency exposure.

Of the total of R$ 1,769 million in short-term debt, some R$ 574 million will be amortized along the 1H03. The repayment schedule is as follows:

Exhibit 17 - Debt Repayment Schedule



In relation to 4Q01, year over year, total debt increased by R$ 1,418 million (+18.4%), as a consequence of new drawdowns in the PCS credit facility (Oi's Capex) and new supplier credits, replacing the balances of suppliers and other accounts payable as of YE01.

Exhibit 18

R$ Mn	Dec-02	Sep-02	Jun-02	Mar-02	Dec-01
Net Debt	9,121	9,006	9,128	8,317	7,703
Suppliers	1,635	1,259	1,245	1,648	2,199
Other Accounts Payable	381	181	170	165	778
Total	**11,136**	**10,446**	**10,542**	**10,131**	**10,680**

The balances of Suppliers and Other Accounts Payable at 12/31/02 included the effects of the Pegasus acquisition by TMAR (See Item 5 – Quarter Highlights - Pegasus Acquisition).

The increase of R$ 376 million during 4Q02, in the suppliers' account, quarter over quarter, resulted primarily from the acquisition of cellular handsets by Oi, given the significant increase in demand in 4Q02, and the acquisition of control of Pegasus by TMAR.

The balance of the suppliers' account, at the end of 2002, included R$ 287 million which will be paid with long-term financing according to agreements signed with our suppliers.

In relation to Other Accounts Payable, the increase of R$ 200 million in the quarter over 3Q02 balances was mainly due to the payments to be made in connection with the acquisition of Pegasus.

Local currency-denominated debt totaled R$ 3,363 million (including debentures), at the end of 4Q02, with an average cost of 18.5% p.a., based on a CDI interest cost of 25% p.a.

Foreign currency-denominated debt totaled R$7,411 million (net of the results of currency swap of R$ 1,445 million), with an average cost of Libor plus 5% p.a., for US dollar contracts, 1.7% p.a., for yen contracts and 12.3% p.a. for a currency basket contract. A major part (88.7%) of this debt was hedged at the end of 4Q02, 83.5% with currency swaps and 5.2% with U.S. dollar-based investments.

Currency swap operations transfer the risk from the exchange variation to Brazilian interest rate (CDI) variation. The average cost of the swap operations was 103.3% of CDI, at the end of 4Q02. (See Analysis of Financial Results, item 3.5)

The following chart (Exhibit 20) shows the debt breakdown by currency:

Exhibit 20 - Debt Currency Breakdown



Of total currency swap operations, some 72% are scheduled at the respective debt maturities.

During 4Q02, the Company raised R$ 364 million in new debt, as follows:

➢ R$ 185 million to finance equipment purchases by TMAR –R$ 31 million with German Bank KFW, R$ 94 million with Societé Generále, and R$ 60 million with Electrobanque (Alcatel group) in France, all long-term loans.
➢ A R$ 44 million drawdown on Oi's credit facility with its suppliers (Nokia, Siemens and Alcatel) and a further R$ 135 million on the syndicated loan led by ABN Amro.

🌐 Inter-Company Loans

The terms of these loans are negotiated in conditions similar to those used with third parties, i.e. the loans and debts with TNE bear the same cost that TNE pays on its loans. Following is a comparison of inter-company loans, at period-ends, highlighting the debt increase of Oi with TNE.

Exhibit 21

R$ Mn	Dec/02	Dec/01	Var. R$
TMAR	1,371	2,663	(1,292)
Oi	1,862	8	1,854
Other	458	330	129
Total	**3,691**	**3,000**	**691**

CAPEX reached R$ 697 million in 4Q02, R$ 441 million of which was allocated to TMAR, and R$ 243 million to Oi. In 2002, Capex reached R$ 2,031 million, corresponding to only 20% of the capex level in 2001, due to the early completion of Anatel's 2003 Targets. This amount represents 17% of net revenue in the period (2001 capex was close to 100% of net revenue). At TMAR, this ratio was lower than 9% in 2002 (compared to the level of 77.5% in 2001).

It is worth mentioning that, of the total Capex of Oi and TMAR in 2002, approximately 50% and 30%, respectively, were linked to foreign currency (US$).



Exhibit 22 - CAPEX   R$ Mn

Considering only the wireline business (TMAR), Capex reached R$ 1,026 million in 2002. This Capex was related mostly to the enhancement of service quality, data transmission, and plant maintenance. This focus will be maintained in 2003.

Exhibit 23

CAPEX - R$ Mn	4Q02	4Q01	FY02	FY01
Wireline (TMAR)	**441**	**1,951**	**1,026**	**7,857**
Expansion and Quality	246	1,381	636	5,607
Data / Communic. Syst.	165	480	326	1,552
Other	29	90	63	698
Contax	**13**	**15**	**60**	**31**
Oi	**243**	**1,036**	**945**	**2,172**
TOTAL	**697**	**3,002**	**2,031**	**10,060**

The following chart shows the annual evolution of Capex from 1998 to 2002:

Exhibit 24 - Annual Consolidated CAPEX - R$ Mn



* Includes Capex at Contax.

Summary Cash Flow

Exhibit 25

R$ Mn	2,002	2,001
(i) Cash Flow from operating activities	**4,172.3**	**4,928.3**
Net income for the year	(415.6)	140.4
Minority interests	131.9	56.7
Adjustment to reconcile net income to cash provided by operating activities:	5,849.8	3,860.5
Interest and monetary variation on loans and financings	1,953.5	780.6
Depreciation/Amortization	3,863.1	3,094.0
Others	33.2	(14.1)
Change in Working Capital	(1,393.8)	870.7
(ii) Cash flow from investing activities	**(2,284.4)**	**(10,834.2)**
Capital expenditures	(2,013.4)	(10,042.0)
Others	(271.0)	(792.2)
Cash Flow after investing activities	**1,887.9**	**(5,905.9)**
(iii) Cash flow from financing activities	**(1,223.8)**	**5,434.4**
Loans and financing obtained	2,312.2	6,959.7
Amortization of loans and financings	(3,536.0)	(1,525.3)
Cash Flow after financing activities	**664.1**	**(471.6)**
Payment of Dividends and Interest on Capital	(386.6)	(386.5)
Increase (decrease) in cash and banks	**277.5**	**(858.1)**
Cash and banks at the beginning of the year	1,234.4	2,092.6
Cash and banks at the end of the year	1,512.0	1,234.4

As a result of the improved cash flow generation, as well as the reduction in investments during the year, the consolidated cash flow, after investment activities, amounted to R$ 1,888 million in 2002 (vs. –R$ 5,906 million in 2001), including the acquisition of Pegasus.

5. QUARTER HIGHLIGHTS

Contax ends 2002 with Net revenue of R$ 212 million

> ➢ **In its second year of existence, the company grew by 45%**

Contax experienced significant growth in 2002, with a net revenue of R$ 212 million, 45% above 2001. In 4Q02, revenue grew by 26% year over year, reaching R$ 74 million. The growth in 2002 was a result of the acquisition of large clients, such as Unibanco, Fininvest, Investcred, Correios Cemig Conectel, and Oi, in addition to the expansion of contracts with Telemar, iG, Brasil Veiculos, and Ponto Frio. Contax ended 2002 with 23 clients, consolidating its leadership in the markets where it had launched operations, and becoming the second largest player nationwide in the call center segment. The financial sector, with its strict requirements for quality, security, and sophistication, was Contax's principal consumer of services in 2002.

EBITDA for 4Q02 reached R$ 9 million (R$ 8 million in 3Q02), totaling R$19 million in 2002, showing a 7% growth year over year. The reduced scale of reception operations during the first half, as well as the delay in launching operations in Sao Paulo, had an impact on this result. The second half of 2002 showed a significant improvement, resulting from the increasing management focus on productivity and profitability, as well as the growth of the business. In fact, the 2nd half EBITDA contributed with 90% of the full year EBITDA.

Contax ended 2002 with 18,449 employees, a 54% increase over the year before (11,981). This growth was a result of the growth of the business itself, given that 90% of the company's employees are directly related to operations. The company ended 2002 with 7,337 telephone operator positions, 1800 of which were created in 4Q02.

2002 Capex totaled R$ 60 million, versus R$31 million in 2001. These investments were directed to the expansion of the business, and the maintenance of the installed plant.

It is important to highlight that the Company completed in São Paulo the construction of Latin America's most modern contact center. The new installations in Belo Horizonte and Nova Lima (MG), and the launching of the Attendant Center in Brasilia, are also generating new business opportunities.

BOARD OF DIRECTORS ACCEPTS CEO´S RESIGNATION

On January 29, 2003, Tele Norte Leste's Board of Directors received the resignation of Mr. José Fernandes Pauletti as the Company's Chief Executive Officer. Pauletti will continue to be a part of the Company's Management as a member of the Boards of Directors of TNE and its subsidiaries Telemar Norte Leste (TMAR) and TNL PCS (Oi).
The Board also recognized that, since October 2002, the Company has been managed by an Executive Committee (COMEX), currently composed of Mr. Iabrudi, CEO of TMAR and Mr. Falco, CEO of Oi, a situation that should prevail going forward. The Board shall propose to the Company's shareholders' meeting a change in the Company's Bylaws in accordance with the new management model being adopted.
In the same date the Board accepted the resignation from Francisco Valim, responsible for TNE's administrative-financial area.

For more information visit: http://www.telemar.com.br/docs/tne.ceo.pdf

Interest on Capital ("IOC")

In meetings held on 10/29/2002 and 12/20/2002, the Board of Directors from Telemar Norte Leste S A and from Tele Norte Leste Participações S A have authorized the payment of R$ 850 million and R$ 500 million, respectively, as Interest on Capital ("IOC"), related to 2002, above initial payment date will be shortly announced.
The shares are being traded "ex-IOC" since Jan 02, 2003, based on the position as of December 31, 2002.

For more information visit: http://www.telemar.com.br/docs/tne.jcp.201202.pdf

COMPANY'S BYLAWS: PREFERRED SHARES GAIN NEW RIGHTS

At the Extraordinary Shareholders' Meeting held December 27, 2002, a change in article nine of the Company's Bylaws with respect to the rights of preferred shares was approved, in order to extend to these shares, in addition to the existing rights, the priority in receiving dividends corresponding to three percent of the equity value of the share. With this change, the holders of the Company's preferred shares become entitled to: priority for capital reimbursement (without premium); priority for the payment of minimum, non-cumulative dividends of: (a) six percent per year on the amount resulting from the division of the subscribed capital by the total amount of the Company's shares, or (b) three percent of the equity value of the share, whichever is greater; and the right to participate in the distribution of the remaining income, in equal conditions with common shares, after such shares have received the same dividend attributed to the preferred shares.

For more information visit: http://www.telemar.com.br/docs/fact.tne.271202.pdf

PEGASUS ACQUISITION

At the end of the year, complementing the strategy for increasing activity in the corporate market nation-wide, shareholder control of Pegasus was acquired through Telemar Norte Leste, a business which offers telecommunications services and operates in the broadband data transmission segment, primarily serving the corporate market, and supported by a network of fiber-optic cables as well as through radio (wireless), with presence in close to 25 of the most important cities of the Southeast and Southern regions of the country, and possessing the second largest metropolitan ring network in the city of São Paulo. The long distance backbone of Pegasus complements that already owned by Telemar, thus creating coverage in the main geo-economic areas of the country.

INTERNATIONAL ROAMING AGREEMENTS

At the end of January 2003, Oi had roaming agreements with 64 operators in 42 countries, as follows:

Nº	Operator	Country	Nº	Operator	Country
1	E-plus	Germany	33	EMTEL	Mauritius Islands
2	Vodafone D2	Germany	34	BPL Mobile	India
3	Telecom Personal	Argentina	35	Spice Karnataka	India
4	Connect	Austria	36	Landssími Islands	Iceland
5	Orange BASE	Belgium	37	Blu	Italy
6	Microcell	Canada	38	Omnitel	Italy
7	Orange Caraibe	Caribbean	39	Wind	Italy
8	Entel	Chile	40	J-Phone	Japan
9	Mobile One	Singapore	41	Mobimak	Macedonia
10	Loteny	Ivory Coast	42	DIGI	Malaysia
11	Orange Dinamarca	Denmark	43	Vodafone Malta	Malta
12	Sonofon	Denmark	44	Netcom	Norway
13	TDC	Denmark	45	HOLA	Paraguay
14	Telia Din.	Denmark	46	Optimus	Portugal
15	Mobinil	Egypt	47	TMN	Portugal
16	VEGA	Slovenia	48	Vodafone	Portugal
17	Airtel	Spain	49	BT Cell Net - O2	UK
18	Amena	Spain	50	Eurotel Praha	Czech Republic
19	Telefonica	Spain	51	Cosmorom	Romania
20	ATT	USA	52	KB Impuls	Russia
21	T- Mobile USA	USA	53	NCC	Russia
22	EMTEL	Estonia	54	North West	Russia
23	Smart	Philippines	55	Europolitan Vodafone	Sweden
24	Radiolinja	Finland	56	Telia Mobile AB (Suécia)	Sweden
25	Sonera	Finland	57	Orange Suíça	Switzerland
26	Telia Mobile	Finland	58	Sunrise	Switzerland
27	Bouygues	France	59	Swisscom	Switzerland
28	Orange Franca	France	60	Chunghwa Telecom LDM	Taiwan
29	SFR Cegetel	France	61	UMC	Ukraine
30	Panafon Vodafone	Greece	62	Orange UK	UK
31	BEN	Holland	63	Vodafone UK	UK
32	Pannon	Hungary	64	Digitel	Venezuela

READJUSTMENT OF NETWORK USAGE TARIFFS

On December 11, 2002, the regulator stabilized the new maximum values that that could be charged by telecom operators for the Local Network Use Tariff (TU-RL) and for the Inter-Urban Network Use Tariff (TU-RIU). The readjustment was of 1.65% for TU-RL and 5.02% for the TU-RIU.

Below are the minimum and maximum tariffs applied in the Telemar Region.

	TU-RL		TU-RIU	
	Rate	**State**	**Rate**	**State**
Min	0.04802	CE	0.07651	RJ, BA
Max	0.05593	AL, AM	0.09350	ES, RR
Ave	0.05217	-	0.08356	-

See Item 3.1, Consolidated Gross Revenue (page 5 and 6)

TELEMAR RAISES US$ 550 MILLION IN FINANCING

On January 2003, Tele Norte Leste Participações raised US$ 550 million in the international capital markets through two financing operations. One of the operations, for US$ 300 million, was led by the Banks Société Générale and KFW (bank of promotion of the German Government). The second is a credit facility of US$ 250 million from the Japanese Bank for International Cooperation (JBIC).

The financing led by Société Générale and the KfW will replace loans from Oi's suppliers. The annual cost of the operation is Libor plus the spread, which varies between 0.75% and 4.30%. With a grace period of two years, the financing has semi-annual amortization and a nine to ten year maturity. The operation has its political risk insured by multilateral agencies of France, Finland and Germany, respectively, Coface, Finnvera and Hermes.

The funding from JBIC will be used for capital expenditures. The loan matures in eight years and amortizes semi-annually. The annual cost of the financing is YEN Libor, which is approximately 0.07%, plus the spread of 1.25%.

For more information visit: http://www.telemar.com.br/docs/telemar.us550.raise.pdf

FIXED-TO-MOBILE TARIFF INCREASE

On February 6, 2003, the Brazilian Telecommunications Regulatory Agency - Anatel - approved the new rate caps charged by Telemar on fixed to mobile calls (VC), as well as the interconnection rates charged by the mobile operators to Telemar for such calls (TU-M and VU-M).

Differently from previous years, Anatel decided to align the fixed to mobile rates with the interconnection rates charged by the mobile companies: from now on, the wireline customer will have different fixed-to-mobile rates, according to the mobile operator which terminates the call, increasing the transparency of the different costs for the same service. The fixed to mobile rate increase was limited to 27.6%, which was the inflation index (IGP-DI) for the period of 14 months, from November 1st, 2001 – base date for the previous rate increase - through January 1st, 2003, which has been established as the new base date for future rate increases.

Also in a change from previous years, Anatel approved an average increase for the fixed to mobile service rates slightly above the rate increase for mobile interconnection charges: 24.82% for the average local fixed to mobile service offered by Telemar (VC-1), net of taxes, and an average of 21.99% for the mobile interconnection charges (TU-M and VU-M), as well as the long distance fixed to mobile service rates (VC-2 and VC-3).

The effective value date for the fixed to mobile rate increase by Telemar will be February 08, 2003.

For more information visit:
http://www.telemar.com.br/docs/increase.fixedmobile.pdf

SALARY AGREEMENT 2002/2003

After negotiations between the labor unions and Telemar, on December 2002, salary agreements were approved that will be in place during 2003. The salary adjustments were the following:

We estimate that these adjustments will have an average impact of 4.5% on the Company's personnel expenses.

Nominal Salary (R$)		
from	to	%
-	500.00	7
500.01	1,000,00	6.5
1,001.01	2,000.00	6
2,001.01	2,500,00	5
2,501.01	3,500.00	4
From R$ 3,500.01		0

TELEMAR INSTITUTE

With the objective of being a socially responsible corporate citizen, Telemar created at the end of 2001 the Telemar Institute, of which the Company is the only benefactor. The institute has as a mission to promote the development of citizenship, through the democratization of knowledge and the valuation of Brazil's cultural diversity, with a special focus on promoting the social inclusion of low income communities.

The Telemar Institute carries out its own projects, supports social programs in various regions of the country, sponsors seminars to promote social responsibility, as well as cooperating with international organizations like UNESCO.

In 2002, the Telemar Institute consolidated its main program areas: the revitalization of the Telephone Museum, which began in December; the Offices of Art and Technology, which will have their first pilot program launched in March 2003, and the Telemar Education Project, through which public schools do not only receive computer laboratories, but become generators of community programs. By the end of the year, this project was being implemented in 51 schools, benefiting 52,065 students and 1979 professors, in all of Brazil.

Among the dozens of projects supported by the Telemar Institute in 2002, are: Solidarity and Literacy, or "Comunitas" (Organization of Community Solidarity – created by Ruth Cardoso), "First Steps," coordinated by Dom Mauro Morelli; Educating the Citizen of the Future, which has been featured in the newpapers O Globo and Extra; Digital Liberty; the Friendship Hut, in Ceará; the Orquestra São Martinho and the Proof of Excellence Project, which guaranteed a mention for Telemar in the 2002 Edition of the Exame Guide to Good Corporate Citizenship.

COVENANTS

Upon the finalization of our consolidated financial statements for the period ended December 31, 2002, Telemar can verify that it has not fulfilled its financial covenants relating to the credit line of BNDES: (a) Current Assets/Current Liabilities of a minimum 1.2, (b) EBITDA/Current Liabilities of at least 1.2. TNL requested and obtained, from the Sindicato de Bancos (Banking Syndicate), a waiver of this requirement for the next 12 months.

7. Operational and Financial Summary

Financial Focus	FY01	FY02	4Q02	3Q02	2Q02	1Q02	4Q01
EBITDA Margin	35.2%	44.6%	39.1%	41.7%	47.9%	50.7%	38.1%
Net Margin	1.4%	-3.5%	-3.1%	-12.4%	-2.7%	5.1%	10.2%
ARPU TMAR	61.8	64.0	65.9	65.4	62.1	62.7	61.8
EBITDA per Avg. Line in Service / Month (R$)	21.1	31.3	30.9	31.8	29.8	32.5	22.0
ARPU Oi	-	32.9	31.8	36.3	-	-	-
Net Debt / EBITDA	2.2	1.7	1.7	1.8	2.3	2.2	2.3
Net Debt / Net Revenue	0.8	0.8	0.8	1.8	0.8	0.8	0.8
Productivity Focus							
Number of repair request / 100 Lines	3.2	3.9	3.7	4.3	4.1	3.6	3.4
Repair response rate	95.4%	90.4%	97.2%	91.8%	81.9%	90.8%	92.3%
Billing Complaints/ 1000 Bills	3.5	2.9	3.2	3.3	2.6	2.4	2.9
Local call completion rate	62.6%	66.2%	66.3%	66.4%	66.0%	65.9%	63.9%
DLD call completion rate	63.0%	67.4%	68.0%	67.3%	67.2%	66.9%	64.6%
Lines in Service per Employee (ex-Oi and Contax)	984	1,604	1,604	1,423	1,368	1,245	984
Market/Client Focus							
Lines in Service (M)	14,816	15,141	15,141	15,114	14,945	14,803	14,816
Residential %	75.9%	76.0%	76.0%	76.4%	76.0%	75.9%	75.9%
Comercial %	18.5%	18.8%	18.8%	18.4%	18.5%	18.5%	18.5%
Others %	5.6%	5.1%	5.1%	5.2%	5.5%	5.6%	5.6%
Utilization rate	82.0%	86.4%	86.4%	85.8%	84.6%	83.5%	82.0%
ADSL in Service	9,119	49,926	49,926	21,695	17,890	13,657	9,119
Oi's Total Clients	-	1,401	1,401	502	-	-	-
Prepaid	-	1,123	1,123	401	-	-	-
Post paid	-	278	278	101	-	-	-
Human Resources Focus							
Full-time - Total	27,471	28,736	28,736	27,278	23,178	22,856	27,471
Full-time – Fixed Telephony (TNE)	15,056	9,441	9,441	10,623	10,921	11,889	15,056
Full-time – Contax	11,981	18,449	18,449	15,851	11,594	10,397	11,981
Full-time – Oi	434	846	846	804	663	570	434
Net Revenue / Fixed Telephony Full-time Employees	55.92	104.81	113.90	96.74	84.45	69.45	49.94
EBITDA / Fixed Telephony Full-time Employees	19.69	46.70	44.49	40.33	40.43	35.25	16.33
Growth / Innovation Focus							
Lines Installed (Thousand)	18,059	17,520	17,520	17,612	17,656	17,721	18,059
Digitalization Rate	97.1%	98.5%	98.5%	97.8%	97.6%	97.4%	97.1%
Capital Expenditure (R$million)	10,060	2,031	697	509	386	439	3,002
Fixed Telephony	7,857	1,026	441	232	126	228	1,951
TNL PCS	2,172	945	243	255	251	196	1,036
Others	31	60	13	23	9	16	15
Capital Market Focus							
Tele Norte Leste (TNLP)							
Market Value (end of period) - R$ Million	13,806	10,479	10,479	8,199	10,863	11,052	13,806
Average Daily Volume (PN) - R$ Million	73	72	69	60	79	83	86
ADR volume (Million)	106	106	106	93	102	103	106
ADRs Average Daily Volume (US$ Million):	22	14	10	13	17	20	18
Telemar Norte Leste (TMAR)							
Market Value (end of the period) - R$ Million	14,719	11,054	11,054	9,580	12,267	12,513	14,719
Average Daily Volume (R$ Million):	16	11	10	9	12	12	16

8. Consolidated Balance Sheet (TNE)

R$ million	12/31/2002	9/30/2002	6/30/2002	3/31/2002	12/31/2001
TOTAL ASSETS	**27,485**	**26,140**	**25,661**	**26,261**	**26,766**
Current Assets	**6,089**	**5,409**	**4,736**	**4,950**	**4,951**
Cash and ST Investments	1,513	1,229	573	1,044	1,234
Accounts Receivable	2,725	2,623	2,401	2,227	2,146
Loans Receivable	-	12	9	16	16
Recoverable Taxes	1,457	1,267	1,462	1,309	1,293
Inventories	109	91	83	58	36
Other Current Assets	286	185	208	296	225
Long Term Assets	**2,362**	**2,049**	**1,612**	**1,778**	**1,949**
Recoverable Taxes	1,681	1,525	1,252	1,405	1,561
Other	681	524	360	373	388
Permanent Assets	**19,034**	**18,682**	**19,313**	**19,533**	**19,867**
Investments	433	162	158	159	160
Property Plant and Equipment	17,965	17,868	18,200	18,735	19,249
Deferred	636	652	955	639	458

	12/31/2002	9/30/2002	6/30/2002	3/31/2002	12/31/2001
TOTAL LIABILITIES	**27,485**	**26,140**	**25,661**	**26,261**	**26,766**
Current Liabilities	**5,513**	**3,609**	**3,385**	**4,439**	**5,609**
Suppliers	1,635	1,259	1,245	1,648	2,199
Loans and Financing	1,769	1,328	1,220	1,424	1,388
Payroll and Related Accruals	260	175	140	161	182
Taxes	765	542	475	500	524
Dividends Payable	703	124	135	540	538
Other Accounts Payable	381	181	170	165	778
Long Term Liabilities	**10,817**	**10,712**	**10,078**	**9,554**	**9,075**
Loans and Financing	9,006	9,062	8,481	7,937	7,549
Taxes	1	1	1	1	1
Contingency Provisions	1,773	1,616	1,563	1,579	1,491
Other Accounts Payable	38	32	33	38	33
Deferred Income	**-**	**-**	**-**	**-**	**2**
Minority Interest	**2,034**	**2,111**	**2,107**	**2,102**	**2,057**
Shareholders' Equity	**9,120**	**9,708**	**10,090**	**10,166**	**10,023**
Recursos Capitalizáveis					

Consolidated Balance Sheet (TMAR)

R$ million	12/31/2002	9/30/2002	6/30/2002	3/31/2002	12/31/2001
TOTAL ASSETS	**20,124**	**19,761**	**20,176**	**20,740**	**21,562**
Current Assets	**3,672**	**3,629**	**3,531**	**3,257**	**3,224**
Cash and ST Investments	171	164	80	0	73
Accounts Receivables - Services	2,509	2,523	2,354	2,201	2,140
Loans Receivable	10	9	9	8	7
Recoverable Taxes	824	785	922	774	782
Inventories	41	33	33	40	36
Other Current Assets	118	116	134	234	186
Long Term Assets	**1,739**	**1,403**	**1,262**	**1,334**	**1,485**
Recoverable Taxes	1,122	974	919	977	1,134
Other	617	430	342	356	351
Permanent Assets	**14,713**	**14,729**	**15,384**	**16,149**	**16,852**
Investments	406	26	25	23	21
Property Plant and Equipment	14,307	14,702	15,359	16,125	16,831

	12/31/2002	9/30/2002	6/30/2002	3/31/2002	12/31/2001
TOTAL LIABILITIES	**20,124**	**19,761**	**20,176**	**20,740**	**21,562**
Current Liabilities	**5,578**	**4,747**	**4,904**	**4,698**	**6,758**
Suppliers	1,308	1,049	1,076	1,436	1,768
Loans and Financing	2,224	2,889	3,045	1,828	3,532
Payroll and Related Accruals	171	119	95	104	135
Taxes	565	429	443	457	475
Dividends Payable	795	68	79	694	687
Other Accounts Payable	515	193	166	178	162
Long Term Liabilities	**3,917**	**4,059**	**4,308**	**5,102**	**4,071**
Loans and Financing	2,338	2,511	2,654	3,674	2,722
Taxes	1	1	1	1	1
Contingency Provisions	1,576	1,520	1,469	1,393	1,319
Other Accounts Payable	2	27	183	33	28
Shareholders' Equity	**10,629**	**10,956**	**10,965**	**10,940**	**10,733**

Consolidated Balance Sheet - PCS *(Oi)*

R$ million	12/31/2002	9/30/2002	12/31/2001
TOTAL ASSETS	**4,501**	**4,089**	**2,620**
Current Assets	**634**	**441**	**29**
Cash and ST Investments	12	119	0
Accounts Receivable	308	137	-
Recoverable Taxes	118	89	20
Inventories	66	59	-
Other Current Assets	130	37	9
Long Term Assets	**231**	**184**	**67**
Recoverable Taxes	203	184	47
Other	27	0	19
Permanent Assets	**3,637**	**3,464**	**2,524**
Property, Plant and Equipment	3,001	2,852	2,115
Deferred Assets	635	612	410

	12/31/2002	9/30/2002	12/31/2001
TOTAL LIABILITIES	**4,501**	**4,089**	**2,620**
Current Liabilities	**591**	**397**	**1,158**
Suppliers	460	307	488
Loans and Financing	2	-	46
Payroll and Related Accruals	38	11	10
Taxes	80	68	4
Other Accounts Payable	12	11	610
Long Term Liabilities	**4,494**	**3,901**	**1,342**
Loans and Financing	4,493	3,900	1,342
Contingency Provisions	2	1	0
Shareholders' Equity	**(584)**	**(209)**	**120**

9. Consolidated Income Statement (TNE)

R$ million	FY01	FY02	4Q02	3Q02	2Q02	1Q02	4Q01
Revenue from Local Services	8,792.7	9,851.6	2,527.5	2,600.6	2,378.0	2,345.5	2,388.4
Monthly Charges	3,606.8	4,581.1	1,208.0	1,223.2	1,076.5	1,073.4	1,066.5
Pulses	2,026.5	2,247.2	596.6	614.5	539.4	496.7	530.5
Installation	359.5	141.3	24.6	29.9	43.6	43.2	69.9
Collect Calls	112.1	124.9	32.1	33.6	29.4	29.8	31.6
Other Revenues	7.2	3.4	1.5	0.7	0.6	0.6	0.7
Fixed-to-Mobile (VC1)	2,680.5	2,753.7	664.7	698.8	688.4	701.8	689.2
Long Distance Revenues	1,568.4	2,066.3	595.1	545.5	463.6	462.1	438.0
Intra-State	835.1	1,110.6	298.4	297.7	260.4	254.0	238.2
Inter-State	274.0	399.9	117.8	106.0	88.7	87.5	81.0
Inter-Regional	0.0	58.8	41.1	17.6	0.0	0.0	0.0
International	0.0	14.9	12.5	2.5	0.0	0.0	0.0
Fixed-to-Mobile (VC2 and VC3)	459.3	482.1	125.4	121.6	114.5	120.6	118.9
Advanced Voice Services	177.6	259.5	54.4	60.1	71.7	73.1	66.7
Public Telephone Revenue	570.4	668.9	182.0	179.7	159.2	147.9	130.4
Additional Services Revenue	257.8	302.5	86.5	77.5	72.1	66.4	66.3
Network Usage Remuneration	1,495.4	1,497.3	347.2	329.9	394.8	425.5	375.6
Data Transmission Services Revenue	787.3	905.8	220.9	232.0	222.9	230.0	212.7
ADSL	344.3	373.3	90.3	94.6	90.3	98.1	89.2
DSL	275.4	275.6	61.9	68.5	71.3	73.9	73.2
IP Services	54.8	92.0	25.5	23.8	23.1	19.5	15.0
Packet and frame relay switching	64.8	87.3	20.2	24.4	21.3	21.4	18.8
Other	47.9	77.5	23.0	20.7	16.8	17.1	16.5
Other	10.0	56.3	20.4	16.0	12.0	7.9	5.3
Total Wireline Service	**13,659.5**	**15,608.1**	**4,034.0**	**4,041.4**	**3,774.2**	**3,758.5**	**3,683.4**
Wireless Services							
Subscription	-	20.8	16.8	4.0	-	-	-
Outgoing Calls	-	33.2	26.8	6.4	-	-	-
Nacional/Internacional Roaming	-	8.6	7.1	1.5	-	-	-
Handsets Revenue	-	388.0	242.3	145.7	-	-	-
Network Usage Remuneration	-	27.5	21.1	6.4	-	-	-
Other SMP Services	-	5.1	4.1	1.0	-	-	-
Total Wireless Service	**-**	**483.2**	**318.3**	**164.9**	**-**	**-**	**-**
Gross Operating Revenue	**13,659.5**	**16,091.4**	**4,352.3**	**4,206.3**	**3,774.2**	**3,758.5**	**3,683.4**
Taxes and Deductions	3,556.5	4,217.4	1,126.2	1,123.5	993.8	973.9	950.5
Net Operating Revenue	**10,103.1**	**11,874.0**	**3,226.1**	**3,082.9**	**2,780.4**	**2,784.6**	**2,733.0**
Operating Expenses	6,544.8	6,583.7	1,966.0	1,797.5	1,448.3	1,371.9	1,692.5
Cost of Services Provided	1,734.5	2,420.5	838.4	704.6	435.0	442.4	523.4
Interconnection Costs	2,334.6	2,369.2	586.8	595.7	599.3	587.4	571.9
Selling Expenses	1,373.5	1,243.6	358.2	309.4	274.9	301.1	320.8
General and Administrative Expenses	733.2	795.7	255.8	204.8	178.0	157.1	237.9
Other Expenses (Income), net	368.9	(245.2)	(73.1)	(17.1)	(38.8)	(116.1)	38.5
EBITDA	**3,558.3**	**5,290.2**	**1,260.0**	**1,285.4**	**1,332.1**	**1,412.7**	**1,040.4**
Margin %	35.2%	44.6%	39.1%	41.7%	47.9%	50.7%	38.1%
Equity Accounting	(17.7)	18.6	19.3	(8.5)	1.5	6.3	(9.6)
Depreciation and Amortization	2,926.4	3,863.1	980.7	974.6	953.9	954.0	705.4
EBIT	**649.5**	**1,408.5**	**260.0**	**319.3**	**376.8**	**452.4**	**344.6**
Financial Expenses	1,265.1	2,463.2	484.0	1,021.4	635.8	322.1	437.6
Financial Revenues	821.5	502.1	74.9	162.6	135.7	128.9	524.6
Non Operating Expenses (Income)	2.1	(28.4)	(34.9)	6.0	(1.8)	2.3	51.8
Income Before Tax and Social Contribution	**203.8**	**(524.2)**	**(114.2)**	**(545.5)**	**(121.5)**	**256.9**	**379.7**
Income Tax and Social Contribution	(21.7)	(371.3)	(207.8)	(192.7)	(45.1)	74.3	52.9
Employee Profit Sharing	28.4	130.9	98.2	32.7	0.0	0.0	31.8
Minority Interest	56.7	131.9	96.1	(3.9)	(0.0)	39.6	17.6
Net Income	**140.4**	**(415.6)**	**(100.7)**	**(381.6)**	**(76.3)**	**143.1**	**277.4**
Margin %	1.4%	-3.5%	-3.1%	-12.4%	-2.7%	5.1%	10.2%
Number of Shares	369,470	375,065	375,065	375,065	375,065	369,470	369,470
Income (Loss) per thousand Shares (R$)	0.380	(1.108)	(0.269)	(1.018)	(0.204)	0.387	0.751
Income (Loss) per ADR (US$ Average for the period)	0.150	(0.378)	(0.073)	(0.326)	(0.081)	0.163	0.324

Income Statement TELEMAR NORTE LESTE (TMAR)

R$ million	FY01	FY02	4Q02	3Q02	2Q02	1Q02	4Q01
Revenue from Local Services	8,792.7	9,851.6	2,527.5	2,600.6	2,378.0	2,345.5	2,388.3
Monthly Subscription	3,606.8	4,581.1	1,208.0	1,223.2	1,076.5	1,073.4	1,066.5
Pulses	2,026.5	2,247.2	596.6	614.5	539.4	496.7	530.5
Installation	359.5	141.3	24.6	29.9	43.6	43.2	69.9
Collect Calls	112.1	124.9	32.1	33.6	29.4	29.8	31.6
Other Revenues	7.2	3.4	1.5	0.7	0.6	0.6	0.7
Fixed-to-Mobile (VC1)	2,680.5	2,753.8	664.7	698.8	688.4	701.8	689.2
Long Distance Revenues	1,568.4	2,051.4	582.6	543.0	463.6	462.1	438.0
Intra-State	835.1	1,110.6	298.4	297.7	260.4	254.0	238.2
Inter-State	274.0	399.9	117.8	106.0	88.7	87.5	81.0
Inter-Regional	-	58.8	41.1	17.6	-	-	-
International	-	0.0	0.0	0.0	-	-	-
Fixed-to-Mobile (VC2 and VC3)	459.3	482.1	125.4	121.6	114.5	120.6	118.9
Advanced Voice Services	177.6	258.5	53.5	60.1	71.7	73.1	66.7
Public Telephone Revenue	570.4	668.9	182.0	179.7	159.2	147.9	130.4
Additional Services Revenue	257.9	302.5	86.5	77.5	72.1	66.4	68.0
Network Usage Remuneration	1,495.4	1,504.0	353.1	330.6	394.8	425.5	375.6
Data Transmission Services Revenue	824.8	967.8	245.9	249.9	232.2	239.8	222.5
Gross Operating Revenue	**13,687.1**	**15,604.7**	**4,031.2**	**4,041.6**	**3,771.5**	**3,760.4**	**3,689.6**
Taxes and Deductions	3,553.8	4,108.7	1,051.6	1,090.5	993.2	973.5	948.2
Net Operating Revenue	**10,133.3**	**11,495.9**	**2,979.6**	**2,951.1**	**2,778.2**	**2,787.0**	**2,741.4**
Operating Expenses	6,460.3	5,884.7	1,581.0	1,515.3	1,445.2	1,343.2	1,674.7
Cost of Services Provided	1,568.1	1,663.0	492.8	415.7	391.9	362.6	434.4
Interconnection Costs	2,334.6	2,395.7	601.1	607.9	599.3	587.4	600.9
Selling Expenses	1,528.3	1,367.3	345.9	332.5	323.0	366.0	384.2
General and Administrative Expenses	665.7	720.1	224.1	179.8	167.2	149.1	222.4
Other Expenses (Income), net	363.5	(261.4)	(82.8)	(20.6)	(36.0)	(121.9)	32.8
EBITDA	**3,673.1**	**5,611.2**	**1,398.6**	**1,435.8**	**1,333.0**	**1,443.8**	**1,066.7**
Margin %	36.2%	48.8%	46.9%	48.7%	48.0%	51.8%	38.9%
Equity Accounting	0.2	9.4	1.0	0.7	(4.7)	12.5	(4.1)
Depreciation and Amortization	2,916.5	3,524.2	851.6	872.0	898.4	902.2	798.7
EBIT	**756.3**	**2,077.6**	**546.0**	**563.1**	**439.4**	**529.1**	**272.0**
Financial Expenses	679.3	1,527.0	216.4	601.2	470.8	238.6	272.3
Financial Revenues	258.0	129.8	37.1	30.5	29.7	32.5	87.5
Non Operating Expenses (Income)	22.0	(22.6)	(35.4)	10.1	0.5	2.2	20.8
Income Before Tax and Social Contribution	**313.1**	**703.0**	**402.1**	**(17.8)**	**(2.2)**	**320.8**	**66.4**
Income Tax and Social Contribution	(3.5)	(74.8)	(163.2)	(24.4)	(2.0)	114.7	(60.3)
Employee Profit Sharing	21.6	90.6	63.4	27.2	-	-	22.7
Net Income	**295.1**	**687.3**	**501.9**	**(20.6)**	**(0.2)**	**206.1**	**104.0**
Margin %	2.9%	6.0%	16.8%	-0.7%	0.0%	7.4%	3.8%
Number of Shares	241,604	241,740	241,740	241,832	241,600	241,615	241,604
Income (Loss) per thousand Shares (R$)	1.221	2.843	2.076	(0.085)	(0.001)	0.853	0.431

Income Statement-PCS *(Oi)*

R$ million	FY02	4Q02	3Q02
Wireless Services	**530.7**	**349.6**	**181.0**
Subscription	20.8	16.8	4.0
Outgoing Calls	33.2	26.8	6.4
Nacional/Internacional Roaming	8.6	7.1	1.5
Handsets Revenue	388.0	242.3	145.7
Network Usage Remuneration	73.5	51.1	22.5
Additional Services Revenue	5.1	4.1	1.0
Other SMP Services	1.4	1.4	-
International Long Distance Service	**14.9**	**12.4**	**2.4**
Advanced Voice Services	**4.3**	**4.3**	**-**
Gross Operating Revenue	**549.9**	**366.4**	**183.5**
Taxes and Deductions	*107.2*	*75.5*	*31.7*
Net Operating Revenue	**442.7**	**290.9**	**151.8**
Operating Expenses	745.8	419.2	326.6
Cost of Services Provided	*543.9*	*294.5*	*249.4*
Interconnection Costs	*26.3*	*21.7*	*4.6*
Selling Expenses	*180.8*	*103.2*	*77.6*
General and Administrative Expenses	*45.3*	*25.6*	*19.7*
Other Expenses (Income), net	*(50.6)*	*(25.8)*	*(24.7)*
EBITDA	**(303.1)**	**(128.3)**	**(174.8)**
Margem %	*-68.5%*	*-44.1%*	*-115.1%*
Depreciation	121.5	73.9	47.7
EBIT	**(424.6)**	**(202.2)**	**(222.4)**
Financial Expenses	418.4	178.2	240.3
Financial Revenues	16.8	16.5	0.3
Non Operating Expenses (Income)	-	-	-
Income Before Tax and Social Contribution	**(826.3)**	**(363.9)**	**(462.4)**
Income Tax and Social Contribution	(123.0)	(7.0)	(116.0)
Employee Profit Sharing	24.3	20.1	4.2
Net Income	**(727.6)**	**(377.0)**	**(350.6)**
Margin %	*-164.3%*	*-129.6%*	*-230.9%*

NEXT EVENTS:

February 17, 2003 - (13:00h Brazil / 11:00h New York) – *Conference Call* (in English)

Presentation slides will be available 1 (one) hour before at
http://www.telemar.com.br/ri/docs/confcall4Q02.ppt

Access: 1-888-318-6432 (U.S.)

1-334-260-0508 (Brazil and other countries)

Security Code: Telemar

Replay: 1-800-858-5309 (U.S.)
(Available until Mar. 13, 2003)

1-334-323-7226 (Brazil and other countries)

Access Code: 40487

Pass Code: 20453

FOR MORE INFORMATION, PLEASE, CONTACT:

TNE /TMAR / Oi – ''*Investor Relations***''**

invest@telemar.com.br

GLOBAL CONSULTING GROUP

Richard Huber (richard.huber@tfn.com)

Mariana Crespo (mariana.crespo@tfn.com)

Tel: 1 (212) 807-5026

Fax: 1 (212) 807-5025

This presentation contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and involve inherent risks and uncertainties. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. This presentation contains non-audited results which may differ from the final audited ones.